Filed by URS Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Washington Group International, Inc.
Commission File No. of Subject Company: 001-12054
Investor Conference Call May 29, 2007

Forward Looking Statement Statements contained in this press release that are not historical facts may constitute forward-looking statements, including statements relating to timing of and satisfaction of conditions to the merger, whether any of the anticipated benefits of the merger will be realized, including future revenues, future net income, future cash flows, future competitive positioning and business synergies, future acquisition cost savings, future expectations that the merger will be accretive to GAAP and cash earnings per share, future market demand, future benefits to stockholders, future debt payments and future economic and industry conditions. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "expect," "plan," "may," "will," "could," "should," "believe," "predict," "potential," "continue" and similar expressions are also intended to identify forward-looking statements. The companies believe that their expectations are reasonable and are based on reasonable assumptions. However, such forward-looking statements by their nature involve risks and uncertainties that could cause actual results to differ materially from the results predicted or implied by the forward-looking statement. The potential risks and uncertainties include, but are not limited to: potential difficulties that may be encountered in integrating the merged businesses; potential uncertainties regarding market acceptance of the combined company; uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies and the satisfaction of other closing conditions to the transaction, including the receipt of regulatory approvals; competitive responses to the merger; an economic downturn; changes in the each company's book of business; each company's compliance with government contract procurement regulations; each company's ability to procure government contracts; each company's reliance on government appropriations; the ability of the government to unilaterally terminate either company's contracts; each company's ability to make accurate estimates and control costs; each company's ability to win or renew contracts; each company's and its partners' ability to bid on, win, perform and renew contracts and projects; environmental issues and liabilities; liabilities for pending and future litigation; the impact of changes in laws and regulations; a decline in defense spending; industry competition; each company's ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; each company's leveraged position and ability to service its debt; risks associated with international operations; business activities in high security risk countries; third party software risks; terrorist and natural disaster risks; each company's relationships with its labor unions; each company's ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in URS' Form 10-Q for its quarter ended March 30, 2007, Washington Group's Form 10-Q for its quarter ended March 30, 2007, as well as in the Joint Proxy Statement/Prospectus of URS and Washington Group to be filed, and other reports subsequently filed from time to time, with the Securities and Exchange Commission. These forward-looking statements represent only URS' and Washington Group's current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. Neither URS nor Washington Group assumes any obligation to update any forward-looking statements.

Additional Information and Where to Find It In connection with the proposed transaction, URS and Washington Group will be filing documents with the Securities and Exchange Commission (the "SEC"), including the filing by URS of a registration statement on Form S-4, and URS and Washington Group intend to file a related preliminary and definitive joint proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs- wng.com. URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS' proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group's proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.

Transaction Rationale Leadership Positions in Key Growth Markets Infrastructure and Power DoE and DoD Industry Leading Global Scale Combined revenues of $8.6Bn and 54,500 employees, projects in over 50 countries Broader Service Capabilities From Front-End Engineering to O&M Larger and more complex full-service program management Strong Financial Position Industry leading revenue and EBITDA Strong backlog and cash flows Creating a Well Diversified "Single-Source" Engineering, Construction and Management Services Company

Transaction Overview Per Share Consideration $43.80 in cash and 0.772 share of URS stock Valued at $80.00 per Washington Group share based on URS closing price on 5/25/07 of $46.89 Implied consideration mix of 55% cash / 45% stock Post transaction, Washington Group stockholders will own approximately 31% of URS Transaction Value $2.6Bn Equity Value Financing Fully committed financing for cash portion of consideration Tax Consideration Stock portion of merger consideration intended to be tax-free to Washington Group stockholders Approval Process URS and Washington Group stockholder approvals Regulatory and government approvals Expected Closing 2H 2007, subject to customary conditions

Who is URS? #1 engineering & design services firm in U.S. and worldwide 2 operating divisions: URS and EG&G Top-Tier Federal contractor Successful track record of integrating acquisitions 2006 Revenue: $4.2Bn 2006 EBITDA: $257MM 2006 Net Income: $113MM 29,500 employees in more than 20 countries

URS has Demonstrated its Ability to Successfully Integrate Acquisitions 1990 0.1 1996 0.3 1997 0.4 1998 0.8 1999 1.4 2000 2.2 2001 2.3 2002 2.4 2003 3.2 2004 3.4 2005 3.9 2006 4.2 2007 4.65 3.9 Based on combined 2007 revenues as if the transaction closed on 1/1/07; $3.9Bn and $4.65Bn of revenues for Washington Group International and URS, respectively, based on the most recent guidance (middle of the range for Washington Group International). Ranking by ENR Magazine. (Revenues, $Bn) Commercial / Industrial $8.6(1) URS Market Position(2) #17 #7 #6 #2 #1 #1 #1 #1 #1 #1 #1 NA URS' Successful Execution of Growth Strategy Infrastructure/ Public Sector Transportation International Expansion PM/CM, Transit, Private Sector Federal O&M

Who is Washington Group International? Integrated engineering, construction and management services company Well positioned in key growth markets Power (Fossil and Nuclear) Infrastructure #1 DOE environmental management firm Strong Positions in Defense, Industrial/Process, and Mining 2006 Revenue: $3.4Bn 2006 EBITDA: $168MM 2006 Net Income: $81MM 25,000 employees in 30 countries

Washington Group Business Segments Power 06 Sales: $791MM 06 Backlog: $1,262MM Defense 06 Sales: $576MM 06 Backlog: $954MM Energy & Environment 06 Sales: $774MM 06 Backlog: $629MM Diversified Portfolio with Global Reach Government Services Customer base includes nuclear and fossil fuel power Provides the DoD with chemical demilitarization, international threat reduction, O&M, waste handling and storage, and EPS services Primarily to DoE; Services include nuclear, power, and waste and environmental technologies Customer base includes coal, oil sands, industrial minerals and metal Customer base includes industrial facilities, oil & gas, and aerospace Customer base includes highways, bridges, rail and transit Infrastructure 06 Sales: $578MM 06 Backlog: $800MM Mining 06 Sales: $167MM 06 Backlog: $733MM Industrial / Process 06 Sales: $511MM 06 Backlog: $1,228MM

Washington Group International's Fast Growing Global Markets Technical Consulting Engineering & Design Construction Facility Start-up Operations & Maintenance Shut-down & Decommission Project Development Project Management $60 Billion* Oil Sands Development $2 Trillion* Oil & Gas Development $3.6 Trillion* Water Resources $1.6 Trillion* Global Homeland Security & Threat Reduction $160 Billion* New Mining Projects $100 Billion* New Commercial Nuclear Power $30 Billion* U.K. Nuclear Cleanup * Estimated market sizes over the next decade E&E Power Mining I/P Infrastructure Defense

NewCo Summary 4th largest public E&C company #1 Engineering Design Services firm #1 DOE environmental management firm Tier 1 Federal contractor Leader in safety 54,500 employees Projects in over 50 countries 2007 combined revenues of $8.6B

Fluor NewCo Jacobs Foster Wheeler KBR URS Chicago Bridge WNG AECOM Shaw Tetra Tech CY06A EBITDA 518 425 378 349 292 257 175 167.7 152 125 82 Industry Leading Scale Fluor KBR Jacobs NewCo Shaw URS AECOM Foster Wheeler WNG Chicago Bridge Tetra Tech CY06A Revenue 14.1 9.6 7.8 7.6 4.9 4.2 3.6 3.5 3.4 3.1 1 Publicly Traded Companies 2006 Revenue $Bn 2006 EBITDA $MM #4 #6 #9 #2 #6 #8 (1) Based on combined Wall Street reported EBITDA in 2006. Excludes benefits from transaction

Expanded Capabilities In High-Growth Markets Total Delivery From Front-End Engineering to Operations and Maintenance Capitalize on increased market demand for a single source supplier Higher Growth Potential Infrastructure and transportation Power DoD/DoE Oil & Gas

Capital Structure Estimated debt at closing: $1.5Bn Consideration includes 45% equity to optimize capital structure Estimated Debt/Total Cap of 37% at Closing Estimated Debt/EBITDA of 3.2x is very manageable and lower than in past transactions Committed to deleveraging and maintaining a strong balance sheet Significant combined free cash flow generation URS has demonstrated its ability to de-lever post acquisitions (from nearly $1Bn in 2002 to $0.2Bn in 2006) Sufficient capacity for Letters of Credit and bonding needs

Integration Strategy and Synergies Integration Plan Jointly developed, rapid integration plan New division of URS based in Boise, ID Emphasis on continuity with customers Best practices to be taken from both companies Cost synergies of $50MM-55MM in 2008

Financial Benefits Cash EPS Accretive in 2008 and beyond GAAP EPS neutral to accretive in 2008 and accretive in 2009 and beyond Does not include impact of potential revenue synergies Combined Backlog > $11Bn Industry Leading EBITDA Strong Cash Flows

Transaction Rationale Creating a Well Diversified "Single-Source" Engineering, Construction and Management Services Company Strong Position in Key Growth Markets Industry Leading Global Scale Broader Service Capabilities Strong Financial Position

EBITDA Reconciliation Interest expense includes write-off of deferred financing fees of $5.1MM for Washington Group In addition to the financial measures prepared in accordance with GAAP, we use the non-GAAP financial measure "EBITDA." EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of operating performance under GAAP. We believe that the use of this non-GAAP measure helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts. When analyzing our operating performance, investors should not consider this non-GAAP measure as a substitute for net income prepared in accordance with GAAP. 2006 EBITDA Reconciliation Washington ($MM) URS Group Combined Net Income 113.0 80.8 Taxes 84.8 30.6 Interest Expense (1) 19.7 11.3 Depreciation and Amortization 39.8 45.0 EBITDA 257.3 167.7 425.0